GAMCO GLOBAL GOLD, NATURAL RESOURCES & INCOME TRUST

One Corporate Center

Rye, New York 10580-1422

May 2, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	GAMCO Global Gold, Natural Resources & Income Trust

Request for Withdrawal of Amendment to Registration Statement on Form N-2

(File Nos. 333-186097; 811-21698)

Dear Sir or Madam:

GAMCO Global Gold, Natural Resources & Income Trust (the “Trust”) has determined that Amendment No. 3 to the Trust’s Registration Statement on Form N-2, filed on April 30, 2014 (Accession No. 0001193125-14-172300) (the “Amendment”), was inadvertently filed on EDGAR form type “POS 8C” instead of form type “486BPOS.”

Accordingly, pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests that the Amendment be withdrawn. The Registrant intends to refile the Amendment with the Securities and Exchange Commission as a “486BPOS” concurrent with the filing of this request.

Please direct any questions concerning this letter to Steven Grigoriou at Skadden, Arps, Slate, Meagher & Flom LLP, counsel to the Trust at (416) 777-4727.

Very truly yours,

/s/ Agnes Mullady
Agnes Mullady
Treasurer, GAMCO Global Gold, Natural Resources & Income Trust